Item 77E - DWS Investment Trust
On December 7, 2010, DWS Investment Trust
(the "Trust") was named as a defendant in the First Amended Complaint filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v.
Fitzsimons et al. (the "Lawsuit").  The
Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune
Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New
York, case no. 12-MC-2296. The Court has issued a scheduling order which stays all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases, which motions are scheduled for hearing on April 26, 2013.
Management is currently assessing the
Lawsuit and has not yet determined the
effect, if any, on any series of the
Trust.DWS S&P 500 Index Fund, the only
fund in the Trust that was the beneficial holder of shares of the Tribune Company, has been reorganized into DWS
Institutional Funds and none of the
Trust's current funds have exposure
in the litigation.



 For internal use only


 For internal use only



CHICAGO/#2224751.1
 For internal use only